Paris, February 12, 2008

Sanofi-aventis enters into Antibody Agreements with Dyax

for the fully human monoclonal antibody DX-2240

and “Phage Display Technology”

Sanofi-aventis (EURONEXT: SAN; NYSE: SNY) and Dyax Corp. (Nasdaq: DYAX) announced today that they have entered into agreements in which sanofi-aventis has been granted an exclusive worldwide license for the development and commercialization of its fully human monoclonal antibody DX-2240, as well as a worldwide non exclusive license to Dyax’s proprietary antibody phage display technology.

Under the terms of the two agreements, Dyax could receive up to $500 million in license fees and milestone payments, in the case of full commercial success of the first 5 antibody candidates, including DX-2240 for which $25 million are due in 2008. In addition, Dyax will receive royalties on net sales on antibody candidates.

For all eligible future antibody product candidates, including DX-2240, sanofi-aventis will be responsible for the development, registration, and commercialization and will book the sales worldwide. For certain antibody product candidates discovered by sanofi-aventis, Dyax will retain co-development and profit sharing rights, while sanofi-aventis will maintain the leadership in development, marketing and the consolidation of sales.

DX-2240 is a fully human monoclonal antibody that targets the Tie-1 receptor on tumor blood vessels and has therapeutic potential in numerous oncology indications. In preclinical animal models, DX-2240 has demonstrated activity against a broad range of solid tumor types. The antibody works by altering tumor vascular morphology, thereby increasing hypoxia and necrosis. In addition, DX-2240 in vivo increases the anti-tumor activity of other cancer therapies such as VEGF pathway inhibitors and other chemotherapeutic agents when used in combination.

Moreover, Dyax’s state-of-the-art antibody, peptide, and protein proprietary phage display libraries will give sanofi-aventis the opportunity to identify novel, high quality antibody products candidates with the potential to be moved rapidly into development.

About Dyax

Dyax is focused on advancing novel biotherapeutics for unmet medical needs, with an emphasis on oncology and inflammatory indications. Dyax utilizes its proprietary drug discovery technology to identify antibody, small protein and peptide compounds for clinical development.

Dyax is headquartered in Cambridge, Massachusetts, and has antibody discovery facilities in Liege, Belgium. Additional information about Dyax Corp. is available on Dyax’s worldwide web site at www.dyax.com

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward-looking statements –sanofi-aventis

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although ‘sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contact :

Scientific Communications : +33 (0)6.07.95.91.52

Email : sylvie.gabriel@sanofi-aventis.com